Exhibit 99.1

Alterity Therapeutics to Participate in a Fireside Chat at the 2024 Maxim Healthcare Virtual Summit on 17 October 2024

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 14 October 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer of Alterity will participate in a fireside chat at the 2024 Maxim Healthcare Virtual Summit on Thursday, 17 October 2024 at 1:30 p.m. ET in the United States / Friday, 18 October 2024 at 4:30 a.m. AEDT in Australia.

A link to the live and archived webcast may be accessed on the Alterity website under the Investors section: Events and Presentations. An archive of the webcast will be available for three months.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386